UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 28, 2026, titled “GeoPark Renews Offtake Agreement with Vitol in Colombia”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK RENEWS OFFTAKE AGREEMENT WITH VITOL IN COLOMBIA

IMPROVED PRICE REALIZATIONS AND LOWER-COST FLEXIBLE FUNDING OF UP TO $500 MILLION

Bogota, Colombia – January 28, 2026 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today announced the renewal of its offtake and prepayment agreement with Vitol, extending the term and expanding the scope of collaboration across the Llanos basin in Colombia.

The new offtake agreement provides for GeoPark to sell and deliver to Vitol 100% of its crude oil production from the Llanos 34 (operated, 45% WI), Llanos 123 (operated, 50% WI), and CPO-5 (non-operated, 30% WI) blocks, extending the current agreement from its original expiry in June 2027 through December 31, 2028.

The renewed terms restore GeoPark’s weighted-average netbacks to single-digit levels, comparable to 2020 benchmarks, effectively offsetting the cumulative impact of midstream tariff adjustments and inflationary trends over the past five years. Portfolio realizations are expected to improve by approximately US$0.33 per barrel on a weighted-average basis compared to the Company’s average over the past six months, supporting stronger margins and improved cash-flow visibility. The new terms take effect in January 2026, with deliveries beginning in January 2026 for Llanos 34 and in May 2026 for CPO-5 and Llanos 123, and remaining in force through December 31, 2028.

As part of the renewal, GeoPark will have access to a prepayment facility from Vitol that provides for a total of up to $500 million, consisting of a firm $330 million committed availability with an option to increase the availability by up to another $170 million in prepaid future oil sales over the period of the offtake contract. The renewed prepayment facility reflects the strength of GeoPark’s operational delivery in the Llanos basin, and builds on the track record established under the prior agreement.

Amounts under the facility do not constitute a mandatory funding requirement and if drawn can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost for any drawn amounts is based on a one-month term SOFR risk-free rate plus a margin of 3.50% per annum, representing a 25-bps reduction versus the prior prepayment agreement with Vitol, and, together with the decline in SOFR, would currently be equivalent to an interest rate of approximately 7.15–7.25%1. Funds committed by Vitol will be made available until June 30, 2027, subject to certain conditions.

The prepayment facility is an integral feature of the improved commercial framework agreed with Vitol, enhancing GeoPark’s financial flexibility and resilience under current market conditions while providing further optionality and certainty of funding to support the execution of the Company’s strategic plans for the 2026–2028 period and beyond.

Vitol is one of the world’s leading energy and commodity companies, and its strong presence and operations in Colombia and Latin America includes a well-established commercial relationship with GeoPark.

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1 Calculated using the One-Month Term SOFR of 3.69% as of January 26, 2026.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance, capital expenditures, and projected Adjusted EBITDA, ROACE, net debt to EBITDA, and net debt to EBITDA leverage ratio. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: January 28, 2026